UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D/A


            Under the Securities Exchange Act of 1934
                     (Amendment No.   40  )*


                   LIN Broadcasting Corporation
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            0005327630
                          (CUSIP Number)

             Marilyn J. Wasser             Andrew A. Quartner
               AT&T Corp.          McCaw Cellular Communications, Inc.
         32 Avenue of the Americas       1150 Connecticut Ave., NW
          New York, NY 10013-2412          Washington, DC 20036
             (212) 387-5400                   (202) 223-9222
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        February 15, 1995
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [   ].

Check the following box if a fee is being paid with the statement
[   ].  (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

     This Amendment No. 40 (the "Amendment") amends the Schedule 13D filed on April 7, 1988, as previously amended (the "Schedule 13D"), with regard to the Common Stock, par value $0.01 per share ("Common Stock"), of LIN Broadcasting Corporation, a Delaware corporation ("LIN" or "the Issuer"), as set forth below. Capitalized terms used without definition in this Amendment shall have the meanings ascribed thereto in the Schedule 13D.

Item 4 - Purpose of Transaction

     The information contained in Item 4 of the Schedule 13D is hereby supplemented by the following:

     Pursuant to the PMVG, on February 15, 1995, Morgan Stanley, as McCaw's appraiser, and Lehman Brothers and Bear Stearns, acting jointly as the Independent Directors' appraiser, reached their final views as to the private market value per Share. Morgan Stanley's final view was $105 per Share. Lehman Brothers' and Bear Stearns' joint final view was $155 per Share.

     Because these final views are more than 10% apart, the PMVG requires that a third investment banking firm of recognized national standing (the "Mutually Designated Appraiser") be mutually designated to determine, by March 7, 1995, its view of the private market value per Share. The Mutually Designated Appraiser will be designated by Morgan Stanley and Lehman Brothers and Bear Stearns. The appraisal of the Mutually Designated Appraiser will be the Private Market Price under the PMVG if it is more than one-third and less than two-thirds of the way between the first two appraisals (i.e., between $121-2/3 and $138-1/3). Otherwise, the Private Market Price will be the average of the appraisal of the Mutually Designated Appraiser and the closest of the other two appraisals (but not more than $155 nor less than $105).

     The press release of AT&T and McCaw issued on February 15, 1995, announcing the final views of Morgan Stanley and of Lehman Brothers and Bear Stearns, is attached hereto as
     Exhibit 99.1.

Item 7 - Material to be Filed as Exhibits

     The information contained in Item 7 of the Schedule 13D is hereby supplemented by the following:

99.1      Press Release of AT&T and McCaw issued on February 15,
          1995.

                            SIGNATURE

     The undersigned hereby agree that this Amendment to Schedule
13D is filed on behalf of each of them and, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

                         AT&T CORP.


                         By:  MARILYN J. WASSER
                              -----------------------------
Date: February 16, 1995       Marilyn J. Wasser
                              Vice President-Law and Secretary



                         McCAW CELLULAR COMMUNICATIONS, INC.


                         By:  ANDREW A. QUARTNER
                              -----------------------------
Date: February 16, 1995       Andrew A. Quartner
                              Senior Vice President-Law



                         MMM HOLDINGS, INC.


                         By:  ANDREW A. QUARTNER
                              -----------------------------
Date: February 16, 1995       Andrew A. Quartner
                              Senior Vice President-Law

                          EXHIBIT INDEX


99.1      Press Release of AT&T and McCaw issued on February 15,
          1995.